EXHIBIT 1

Arc Communications Announces Changes in Control, and Prepares For Expansion of Communications Business

Peter A. Bordes Becomes Control Person

TINTON FALLS, N.J., June 25 /PRNewswire-FirstCall/ -- Arc Communications, Inc. (the "Company") (OTC Bulletin Board: ACOC), a full service communications firm, announced today that it completed a private placement with Mr. Peter A. Bordes Jr. for 3,687,148 shares of its common stock. As a result of the issuance of shares to Mr. Bordes, he now controls 26% of the Company and is now considered a control person.

Peter Bordes is an owner of Greater Media, Inc., a privately owned media conglomerate with leading radio and publishing properties that include Boston, Philadelphia, Detroit and New Jersey. Mr. Bordes is also Chairman of Empire Media, a diversified media group with a focus on publishing, broadcasting and interactive media. He is also a founder, investor, and on the board of directors of LiquidXS, a b2b liquidator of excess inventories. With the change of control and involvement of Mr. Bordes, the Company plans on launching a strategic initiative to expand their communications business. The firm is currently reviewing several strategic opportunities to increase its presence in the New York/New Jersey markets.

The change of control was in conjunction with the cancellation of shares previously held by Mrs. Ethel Kaplan, a former director of the firm and her affiliates.

The Company offers a full-range of communications products and services for clients in the healthcare and high-tech industries. Through its subsidiary ArcMesa Educators, he Company provides interactive, on-line programs to help health care professionals stay abreast of new trends and techniques in their fields while meeting their state- mandated continuing medical education requirements. Information on the Company is available on its web site.

The information contained in this press release, including any "forward- looking statements" within the meaning of Section 27A of the Securities Act of 1933 and
Section 21E of the Securities Exchange Act of 1934 contained herein, should be reviewed in conjunction with the Company's Annual Report on Form 10-KSB and other publicly available information regarding the Company, copies of which are available from the Company upon request. Such publicly available information sets forth many risks and uncertainties related to the Company's business and such statements are unpredictable and outside of the influence and/or control of the Company.